The Lion Electric Company
Condensed Interim Consolidated Financial Statements
As at June 30, 2023 and for the three and six months ended June 30, 2023 and 2022

Condensed Interim Consolidated Statements of Financial Position	2
Condensed Interim Consolidated Statements of Earnings (Loss) and Comprehensive Earnings (Loss)	3
Condensed Interim Consolidated Statements of Changes in Equity	4
Condensed Interim Consolidated Statements of Cash Flows	5
Notes to Condensed Interim Consolidated Financial Statements	6 - 32

The Lion Electric Company
Condensed Interim Consolidated Statements of Financial Position
As at June 30, 2023 and December 31, 2022
(Unaudited, In US dollars)

	Notes	June 30, 2023	December 31, 2022
		$	$
ASSETS
Current
Cash		44,152,979	88,266,985
Accounts receivable		86,407,420	62,971,542
Inventories		209,329,339	167,191,935
Prepaid expenses and other current assets		5,333,600	5,067,513
Current assets		345,223,338	323,497,975
Non-current
Other non-current assets	14	1,069,845	1,073,226
Property, plant and equipment	14	176,182,229	160,756,328
Right-of-use assets	4, 14	81,775,663	60,508,354
Intangible assets	14	183,774,880	151,364,023
Contract asset	8, 14	13,514,341	13,211,006
Non-current assets		456,316,958	386,912,937
Total assets		801,540,296	710,410,912

LIABILITIES
Current
Trade and other payables	6	110,869,014	75,857,013
Current portion of long-term debt and other debts	7	5,020,374	24,713
Current portion of lease liabilities	4	5,734,152	5,210,183
Current liabilities		121,623,540	81,091,909
Non-current
Long-term debt and other debts	7	154,333,957	110,648,635
Lease liabilities	4	77,482,946	58,310,032
Share warrant obligations	8	14,694,200	23,243,563
Non-current liabilities		246,511,103	192,202,230
Total liabilities		368,134,643	273,294,139
SHAREHOLDERS' EQUITY
Share capital	9	488,777,132	475,950,194
Contributed surplus		137,836,217	134,365,664
Deficit		(179,350,991)	(151,979,960)
Cumulative translation adjustment		(13,856,705)	(21,219,125)
Total shareholders' equity		433,405,653	437,116,773
Total shareholders' equity and liabilities		801,540,296	710,410,912

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

The Lion Electric Company
Condensed Interim Consolidated Statements of Earnings (Loss) and Comprehensive Earnings (Loss)
For the three and six months ended June 30, 2023 and 2022
(Unaudited, In US dollars)

		Three months ended		Six months ended
	Notes	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
		$	$
Revenue	14	58,015,843	29,521,016	112,719,248	52,167,809
Cost of sales		57,596,937	32,972,183	114,557,630	56,530,748
Gross profit (loss)		418,906	(3,451,167)	(1,838,382)	(4,362,939)

Administrative expenses		12,478,787	11,702,795	25,481,472	22,680,204
Selling expenses		5,466,706	6,722,480	11,326,366	12,097,982
Operating loss		(17,526,587)	(21,876,442)	(38,646,220)	(39,141,125)

Finance costs (income)	11	2,001,084	(831,959)	3,421,438	346,449
Foreign exchange gain		(1,753,661)	(1,620,682)	(2,965,306)	(710,040)
Change in fair value of share warrant obligations	8	(5,986,425)	(56,934,623)	(11,731,321)	(78,390,793)
Net earnings (loss)		(11,787,585)	37,510,822	(27,371,031)	39,613,259
Other comprehensive income (loss)
Item that will be subsequently reclassified to net earnings (loss)
Foreign currency translation adjustment		6,898,743	(8,075,506)	7,362,420	(4,826,421)
Comprehensive earnings (loss)		(4,888,842)	29,435,316	(20,008,611)	34,786,838

Earnings (loss) per share
Basic earnings (loss) per share	12	(0.05)	0.20	(0.12)	0.21
Diluted earnings (loss) per share	12	(0.05)	0.19	(0.12)	0.20

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

The Lion Electric Company
Condensed Interim Consolidated Statements of Changes in Equity
For the six months ended June 30, 2023 and 2022
(Unaudited, In US dollars, except for number of shares)

	Notes	Number of shares	Share capital	Contributed surplus	Deficit	Cumulative translation adjustment	Total equity
			$	$	$	$	$
Balance at January 1, 2023		218,079,962	475,950,194	134,365,664	(151,979,960)	(21,219,125)	437,116,773
Share-based compensation	10	—	—	3,470,553	—	—	3,470,553
Shares issued pursuant to exercise of stock options and warrants		—	33,149	—	—	—	33,149
Issuance of shares through "at-the-market" equity program	9	4,894,060	8,617,953	—	—	—	8,617,953
Issuance of shares through the December 2022 Offering	9	2,952,755	4,175,836	—	—	—	4,175,836
Net loss		—	—	—	(27,371,031)	—	(27,371,031)
Other comprehensive loss
Foreign currency translation adjustment		—	—	—	—	7,362,420	7,362,420
Balance at June 30, 2023		225,926,777	488,777,132	137,836,217	(179,350,991)	(13,856,705)	433,405,653

Balance at January 1, 2022		190,002,712	418,709,160	122,637,796	(169,755,726)	(2,909,396)	368,681,834
Share-based compensation	10	—	—	7,157,640	—	—	7,157,640
Shares issued pursuant to exercise of stock options and warrants		300	3,798	—	—	—	3,798
Net earnings		—	—	—	39,613,259	—	39,613,259
Other comprehensive loss
Foreign currency translation adjustment		—	—	—	—	(4,826,421)	(4,826,421)
Balance at June 30, 2022		190,003,012	418,712,958	129,795,436	(130,142,467)	(7,735,817)	410,630,110

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

The Lion Electric Company
Consolidated Statements of Cash Flows
For the three and six months ended June 30, 2023 and 2022
(Unaudited, In US Dollars)

		Three months ended		Six months ended
	Note	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
		$	$
OPERATING ACTIVITIES
Net earnings (loss)		(11,787,585)	37,510,822	(27,371,031)	39,613,259
Non-cash items:
Depreciation and amortization	13	5,561,359	2,739,172	10,475,016	4,722,426
Share-based compensation	10	2,056,710	3,363,082	3,470,553	7,157,640
Accretion and revaluation expense on balance of purchase price payable related to the acquisition of the dealership rights	11	—	26,514	—	82,850
Gain on derecognition of the balance of purchase price payable related to the acquisition of the dealership rights	11	—	(2,130,583)	—	(2,130,583)
Change in fair value of share warrant obligations	8	(5,986,425)	(56,934,623)	(11,731,321)	(78,390,793)
Unrealized foreign exchange gain		(1,847,822)	(62,362)	(1,231,348)	(270,106)
Net change in non-cash working capital items	13	7,054,722	(2,568,999)	(16,161,663)	(23,314,671)
Cash flows used in operating activities		(4,949,041)	(18,056,977)	(42,549,794)	(52,529,978)
INVESTING ACTIVITIES
Acquisition of property, plant and equipment		(17,812,004)	(32,239,014)	(45,396,451)	(68,033,364)
Addition to intangible assets		(18,747,189)	(23,907,201)	(40,456,259)	(38,689,711)
Government assistance related to property, plant and equipment and intangible assets		5,751,268	—	5,751,268	—
Proceeds from Mirabel battery building sale-leaseback	4	—	—	20,506,589	—
Cash flows used in investing activities		(30,807,925)	(56,146,215)	(59,594,853)	(106,723,075)
FINANCING ACTIVITIES
Increase in long-term debt and other debts		43,058,254	3,703,805	69,224,720	3,703,805
Repayment of long-term debt and other debts		(6,199)	(69,330)	(22,495,971)	(373,108)
Payment of lease liabilities	4	(1,354,189)	(1,120,721)	(2,715,536)	(2,337,538)
Proceeds from issuance of shares through "at-the-market" equity program, net of issuance costs	9	1,613,804	—	6,239,038	—
Proceeds from the issuance of units through the December 2022 Offering - Warrants	8	—	—	2,907,226	—
Proceeds from the issuance of shares through exercise of stock options and warrants		—	3,798	—	3,798
Proceeds from the issuance of units through the December 2022 Offering - Common Shares, net of issuance costs	9	—	—	4,175,836	—
Cash flows from financing activities		43,311,670	2,517,552	57,335,313	996,957
Effect of exchange rate changes on cash held in foreign currency		625,793	(770,488)	695,328	(442,422)
Net increase (decrease) in cash		8,180,497	(72,456,128)	(44,114,006)	(158,698,518)
Cash, beginning of year		35,972,482	155,459,640	88,266,985	241,702,030
Cash, end of period		44,152,979	83,003,512	44,152,979	83,003,512
Other information on cash flows related to operating activities:
Income taxes paid		—	—	—	—
Interest paid		2,116,335	504,134	3,857,674	854,120
Interest paid on obligations under lease liabilities		1,128,148	767,975	2,127,051	1,540,062

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2023 and 2022
(Unaudited, In US dollars, except number of shares)

1 - REPORTING ENTITY AND NATURE OF OPERATIONS
The principal activities of The Lion Electric Company ("Lion" or the "Company") and its subsidiaries (together referred to as the "Group") include the design, development, manufacturing and distribution of purpose-built all-electric medium and heavy-duty urban vehicles including battery systems, chassis, bus bodies and truck cabins. The Group also distributes truck and bus parts and accessories.
The Company is incorporated under the Business Corporations Act (Quebec) and is the Group’s ultimate parent company. Its registered office and principal place of business is 921, chemin de la Riviere-du-Nord, Saint-Jerome, Quebec, Canada. These unaudited condensed interim consolidated financial statements ("financial statements") are as at June 30, 2023 and December 31, 2022 and for the three and six months ended June 30, 2023 and 2022 and include the accounts of the Company and its subsidiaries. The Company is a publicly listed entity, and its shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol LEV.
2 - BASIS OF PRESENTATION AND STATEMENT OF COMPLIANCE WITH IFRS
These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard ("IAS") 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”) and are expressed in United States ("US") dollars for reporting purposes. These financial statements should be read in conjunction with the most recent annual consolidated financial statements for the year ended December 31, 2022. The results from operations for the interim period do not necessarily reflect the results expected for the full fiscal year. The Company’s sales have historically experienced substantial fluctuations from quarter to quarter, particularly considering that they have been mainly comprised of sales of school buses which are mainly driven by the school calendar. While the Company expects to continue to experience seasonal variations in its sales in the foreseeable future, management believes that the mix of product sales may vary considerably in the future, especially in connection with the Company’s execution of its growth strategy and as sales of trucks become more prevalent and new products are introduced. As a result, it is difficult to predict if any historical trends will be reproduced in the future.

Certain information and footnote disclosures normally included in annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the IASB, have been omitted or condensed and, therefore, these financial statements should be read in conjunction with the consolidated financial statements for the year ended December 31, 2022. These financial statements reflect all adjustments which are, in the opinion of management, necessary to present a fair statement of the results for these interim periods. These adjustments are of a normal recurring nature.

These unaudited financial statements have been approved for issue by the Board of Directors on August 2, 2023.

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2023 and 2022
(Unaudited, In US dollars, except number of shares)

3 - SUMMARY OF ACCOUNTING POLICIES
3.1 Overall considerations
The Group applied the same accounting policies in the preparation of these financial statements as those disclosed in Note 3 of its most recent annual consolidated financial statements for the year ended December 31, 2022, except for the initial and early adoption of new standards, as described below in Note 3.2.
When preparing the financial statements, management undertakes a number of judgements, estimates and assumptions about the recognition and measurement of assets, liabilities, income and expenses. The actual results may differ from the judgements, estimates and assumptions made by management, and will seldom equal the estimated results. The Group applied the same judgements, estimates and assumptions in the financial statements, including the key sources of estimation uncertainty, as those disclosed in Note 3 of its most recent annual consolidated financial statements for the year ended December 31, 2022.

3.2 Initial and early application of new accounting standards and interpretations in the reporting standards
Amendments to IAS 1, Presentation of Financial Statements and IFRS Practice Statement 2, Making Materiality Judgement
On February 11, 2021, the IASB issued amendments to IAS 1, Presentation of Financial Statements and IFRS Practice Statement 2, Making Materiality Judgement, to provide guidance in determining which accounting policy to disclose. The amendments require entities to disclose material accounting policies rather than significant policies. The amendments clarify that accounting policy information is material if users of an entity’s financial statements would need it to understand other material information in the financial statements. In assessing the materiality of accounting policy information, entities need to consider both size of the transaction, other events or conditions and the nature of them, even if the related amounts are immaterial. The adoption of the amendments as of January 1, 2023 did not have an impact on the Company’s financial statements.
Amendments to IAS 8, Accounting Policies, Change in Accounting Estimates and Errors
On February 11, 2021, the IASB issued amendments to IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, to clarify how to distinguish changes in accounting policies, which must be applied retrospectively, from changes in accounting estimate, which are accounted for prospectively. The amendments clarify the definition of accounting estimates as "monetary amounts in the financial statements that are subject to measurement uncertainty". The amendments clarify that a change in accounting estimate is a change in input or a change in a measurement technique used to develop an accounting estimate, if they do not result in the correction of a prior period error. The adoption of the amendments as of January 1, 2023 did not have an impact on the Company’s financial statements.

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2023 and 2022
(Unaudited, In US dollars, except number of shares)

3 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
3.2 Initial and early application of new accounting standards and interpretations in the reporting standards (continued)
Amendments to IAS 12, Income Taxes
On May 6, 2021, the IASB released Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction (Amendments to IAS 12). The amendment relates to the recognition of deferred tax when an entity accounts for transactions, such as leases or decommissioning obligations, by recognizing both an asset and a liability. The objective of this amendment is to narrow the initial recognition exemption in paragraphs 15 and 24 of IAS 12, so that it would not apply to transactions that give rise to both taxable and deductible temporary differences, to the extent the amounts recognized for the temporary differences are the same. The adoption of the amendments as of January 1, 2023 did not have an impact on the Company’s financial statements.
Amendments to IFRS 16, Leases
On September 22, 2022, the IASB issued an amendment to IFRS 16, Leases to clarify how a seller-lessee subsequently measures sale and leaseback transactions that satisfy the requirements in IFRS 15 to be accounted for as a sale. The amendment requires a seller-lessee to subsequently measure lease liabilities arising from a leaseback in a way that it does not recognize any amount of the gain or loss that relates to the right of use it retains. The early adoption of the amendments as of January 1, 2023 did not have an impact on the Company’s financial statements.
Amendments to IAS 7, Statement of Cash Flow and IFRS 7, Financial Instruments : Disclosures
On May 25, 2023, the IASB issued an amendment to IAS 7, Statement of Cash Flow and IFRS 7, Financial Instruments: Disclosures to add qualitative and quantitative disclosure requirements to allow user to assess how supplier finance arrangement affect an entity’s liabilities, cash flows and liquidity risk. The amendments to IAS 7 will become effective for annual reporting periods beginning on or after January 1, 2024 and the amendments to IFRS 7 when it applies the amendments to IAS 7. Earlier application is permitted. The Company made the election to early adopt the amendments as of June 30, 2023 and disclose the additional information in the Company's financial statements.
3.3 Standards, amendments and Interpretations to existing Standards that are not yet effective and have not been adopted early by the Group
At the date of authorization of these financial statements, several other new, but not yet effective, standards and amendments to existing standards, and interpretations have been published by the IASB. None of these standards or amendments to existing standards have been adopted early by the Company.
Management anticipates that all relevant pronouncements will be adopted for the first period beginning on or after the effective date of the pronouncement. New standards, amendments and interpretations not adopted in the current year have not been disclosed as they are not expected to have a material impact on the Company’s financial statements.

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2023 and 2022
(Unaudited, In US dollars, except number of shares)

4 - LEASE OBLIGATIONS
The Group has entered into leases agreements for the rental of premises and rolling stock. The leases have an initial term of 1 to 40 years and some have a renewal option after their initial term. The lease terms are negotiated individually and encompass a wide range of different terms and conditions.
Right-of-use assets

	Premises	Rolling stock	Total
	$	$	$
Balance at January 1, 2023	59,375,131	1,133,223	60,508,354
Additions	26,066,653	598,464	26,665,117
Modifications	(2,121,635)	(33,562)	(2,155,197)
Depreciation expense	(3,878,335)	(168,914)	(4,047,249)
Foreign currency translation adjustment	786,001	18,637	804,638
Balance at June 30, 2023	80,227,815	1,547,848	81,775,663

	Premises	Rolling stock	Total
	$	$	$
Balance at January 1, 2022	60,297,423	604,939	60,902,362
Additions	6,661,404	740,287	7,401,691
Modifications	(450,567)	10,670	(439,897)
Depreciation expense	(6,497,931)	(186,833)	(6,684,764)
Foreign currency translation adjustment	(635,198)	(35,840)	(671,038)
Balance at December 31, 2022	59,375,131	1,133,223	60,508,354
On February 2, 2023, the Group completed a sale-leaseback transaction with BTB Real Estate Investment Trust for its battery manufacturing building located in Mirabel, Quebec for a total sale price of $20,909,566 (CA$28,000,000), and net proceeds of $20,506,589 after the deduction of selling and legal fees of $402,977. The sale of the building resulted in a difference between the carrying value and net proceeds of $2,821,761 which was recognized as an increase to the right of use asset related to the lease agreement entered into with BTB Real Estate Investment Trust for the Mirabel battery manufacturing building concurrent with the sale, which has an initial 20-year term and subsequent renewal options.

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2023 and 2022
(Unaudited, In US dollars, except number of shares)

4 - LEASE OBLIGATIONS (CONTINUED)
Right-of-use assets (continued)
Depreciation was recognized as follows :

	Three months ended		Six months ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
	$	$	$	$
Cost of sales	1,472,189	343,560	2,408,476	689,853
Administrative expenses	94,401	65,534	213,899	139,664
Selling expenses	167,430	447,765	663,479	883,821
Capitalized to property, plant and equipment	379,623	793,258	761,395	1,586,517
	2,113,643	1,650,117	4,047,249	3,299,855
Lease liabilities

$
Balance at January 1, 2023	63,520,215
Additions	23,843,356
Lease payments	(2,715,536)
Modifications	(2,119,323)
Foreign currency translation adjustment	688,386
Balance at June 30, 2023	83,217,098
Current portion	5,734,152
Non-current portion	77,482,946

Balance at January 1, 2022	62,209,317
Additions	7,401,691
Lease payments	(4,977,183)
Modifications	(439,897)
Foreign currency translation adjustment	(673,713)
Balance at December 31, 2022	63,520,215
Current portion	5,210,183
Non-current portion	58,310,032

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2023 and 2022
(Unaudited, In US dollars, except number of shares)

5 - FINANCIAL ASSETS AND LIABILITIES
5.1 Categories of financial assets and financial liabilities
The classification of financial instruments is summarized as follows:

	Classifications	June 30, 2023	December 31, 2022
		$	$
FINANCIAL ASSETS
Cash	Amortized cost	44,152,979	88,266,985
Trade receivables	Amortized cost	44,868,989	25,684,870
Incentives and other government assistance receivable	Amortized cost	27,625,113	25,312,738
FINANCIAL LIABILITIES
Trade and other payables	Amortized cost	67,251,290	62,383,813
Long-term debt and other debts	Amortized cost	159,354,331	110,673,348
Share warrant obligations	FVTPL	14,694,200	23,243,563
5.2 Fair value of financial instruments
Current financial instruments that are not measured at fair value on the consolidated statement of financial position are represented by cash, trade receivables, incentives and other government assistance receivable, and trade and other payables (financial liabilities). Their carrying values are considered to be a reasonable approximation of their fair value because of their short-term maturity and / or the contractual terms of these instruments. As of June 30, 2023 and December 31, 2022, the fair value of long-term debt and other debts based on discounted cash flows was not materially different from its carrying value because there was no material change in the assumptions used for fair value determination at inception, with the exception of the loan from Strategic Innovation Fund of the Government of Canada (Note 7.3) and from Investissement Quebec (Note 7.2).
The combined carrying value of Strategic Innovation Fund of the Government of Canada and Investissement Quebec loans amounted to $31,461,166 (December 31, 2022: $16,571,800) while their combined fair value amounted to $24,868,702 (December 31, 2022: $15,026,548).
As of June 30, 2023 and December 31, 2022, the fair value of the warrants issued to a customer and the private Business Combination warrants was determined using the Black-Scholes option pricing model and the fair value of the public Business Combination warrants and December 2022 warrants (see Note 8) was determined using their market value. As at June 30, 2023, the impact of a 5.0% increase in the value of the Company's share price would have an impact of increasing the fair value of the private share warrants and the warrant issued to a customer with a corresponding increase in consolidated loss of $239,273 (June 30, 2022: decrease in consolidated net earnings by $1,477,650) and a 5.0% decrease in the value would have an impact of decreasing the loss by $223,840 (June 30, 2022: increase in consolidated net earnings by $1,411,699). As at June 30, 2023, the impact of a 5.0% increase or decrease in the value of the Company's share price would have an impact of $687,148 on the fair value of the public warrants, with a corresponding impact on the consolidated loss (June 30, 2022: $694,798).

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2023 and 2022
(Unaudited, In US dollars, except number of shares)

5 - FINANCIAL ASSETS AND LIABILITIES (CONTINUED)
5.3 Fair Value Hierarchy
Fair value measurements are categorized in accordance with the following levels:
Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability; and
Level 3: Inputs are unobservable inputs for the asset or liability.
The Group's financial instruments are categorized as follows on the fair value hierarchy:

Fair Value Hierarchy
FINANCIAL INSTRUMENTS MEASURED AT FAIR VALUE
Share warrant obligations- public	Level 1
Share warrant obligations- private	Level 2
Share warrant obligations- warrant issued to a customer	Level 3
FINANCIAL INSTRUMENTS MEASURED AT AMORTIZED COST
Long-term debt and other debts	Level 2

6 - TRADE AND OTHER PAYABLES
Trade and other payables consist of the following:

	June 30, 2023	December 31, 2022
	$	$
Trade accounts payable	56,509,092	46,355,352
Accrued liabilities	10,742,198	16,028,461
Financial liabilities	67,251,290	62,383,813

Allowance for warranties	5,249,932	2,752,398
Salaries and vacations payable	9,851,691	7,267,172
Deductions at source	1,876,512	1,384,223
Sales taxes payable	1,240,368	1,434,436
Deferred revenue and other deferred liabilities (Notes 6.1, 6.2)	25,399,221	634,971
Non-financial liabilities	43,617,724	13,473,200
	110,869,014	75,857,013

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2023 and 2022
(Unaudited, In US dollars, except number of shares)

6 - TRADE AND OTHER PAYABLES (CONTINUED)
6.1 U.S. Environmental Protection Agency ("EPA") Clean School Bus Program
In May 2022, the EPA announced the availability of $500 million under the first round of funding of the EPA Clean School Bus Program, which amount was subsequently increased to $945 million. On April 25, 2023, the EPA announced an additional $400 million through a second funding round under the program. Lion all-electric school buses are eligible under the program. In order to benefit from vouchers granted under the EPA Clean School Bus Program, selectees who were granted vouchers under the program must submit a payment request once a purchase order for all-electric school buses has been signed. Under the first funding round of the program in which Lion participates directly and indirectly through school districts, once the EPA has reviewed the payment request and confirmed that all required information was included, EPA issues a rebate payment to the selectee such that payments made under the EPA Clean School Bus Program are generally made before delivery of the applicable school bus. As at June 30, 2023, the Company received initial upfront rebate payments from the EPA of $20,475,469 (December 31, 2022: nil) under the first round of funding of the program and for which the Company has not yet made deliveries.
6.2 Non-repayable financial contribution under Project Innovation Program for the Development of a Mobilizing Project
On March 20, 2023, the Company entered into a non-repayable financial contribution agreement under the Project Innovation Program for the Development of a Mobilizing Project. The agreement provides for financing of up to CA$26,991,772 until December 31, 2026. On April 21, 2023, the Company received an advance of government assistance of $7,013,566 (C$9,446,572) from Investissement Quebec relating to future vehicle development project costs, of which $3,116,576 have been incurred as at June 30, 2023 and recorded as a reduction of intangible assets.

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2023 and 2022
(Unaudited, In US dollars, except number of shares)

7- LONG-TERM DEBT AND OTHER DEBTS

	June 30, 2023	December 31, 2022
	$	$
Credit Agreement with Banking Syndicate, secured, maturing August 11, 2025 (Note 7.1)	100,211,480	71,916,716
Investissement Quebec secured loan related to Battery Manufacturing Plant and Innovation Center (Note 7.2)	19,575,340	10,381,986
Strategic Innovation Fund of the Government of Canada unsecured loan related to Battery Manufacturing Plant and Innovation Center (Note 7.3)	11,885,826	6,189,814
Loans on research and development tax credits and subsidies receivable (Note 7.4)	22,658,610	22,150,030
Secured loans for the acquisition of rolling stock, maturing between December 2023 and August 2024 (Note 7.5)	23,075	34,802
Credit facility for the supplier payment program (Note 7.6)	5,000,000	—
	159,354,331	110,673,348
Current portion of long-term debt and other debts	5,020,374	24,713
Long-term portion of long-term debt and other debts	154,333,957	110,648,635
7.1 Credit Agreement with Banking Syndicate
On August 11, 2021, Lion entered into a new credit agreement with a syndicate of lenders represented by National Bank of Canada, as administrative agent and collateral agent, and including Bank of Montreal and Federation des Caisses Desjardins du Quebec (the “Revolving Credit Agreement”). The Revolving Credit Agreement was amended on January 25, 2022 to increase the maximum principal amount that may become available from time to time under the revolving credit facility, subject to the borrowing base and compliance with the covenants contained under the Revolving Credit Agreement from $100,000,000 to $200,000,000. The Revolving Credit Agreement was further amended on July 19, 2023 ("the June 2023 Amendment") to permit the incurrence of the 2023 Debenture Financing (as defined in Note 15), extend the maturity of the Revolving Credit Agreement by one year to August 11, 2025, and provide for an availability block and the establishment of an interest reserve account. The credit facility under the Revolving Credit Agreement is available for use to finance working capital and for other general corporate purposes, and available to be drawn subject to a borrowing base comprised of eligible accounts (including insured or investment grade accounts) and eligible inventory, in each case, subject to customary eligibility and exclusionary criteria, advance rates and reserves.
The credit facility under the Revolving Credit Agreement currently bears interest at a floating rate by reference to the Canadian prime rate or pursuant to banker’s acceptance based on the CDOR rate, if in Canadian dollars, or the US base rate or Term Secured Overnight Financing Rate ("SOFR"), if in US dollars, as applicable, plus the relevant applicable margin.

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2023 and 2022
(Unaudited, In US dollars, except number of shares)

7- LONG-TERM DEBT AND OTHER DEBTS (CONTINUED)
7.1 Credit Agreement with Banking Syndicate (continued)
As at June 30, 2023, the weighted average all-in interest rate was 6.66%, including stamping fees and spread, divided as follows:

	Repricing date	Interest Rate
Loans in the amount of CA$20,000,000	April 2023	4.26% - 5.11% plus 1.75% stamping fee
Loans in the amount of CA$20,000,000	N/A	Canadian prime rate of 7.45%
Loans in the amount of US$70,000,000	April 2023	5.41% - 7.04%, including spread of 1.75%
As at December 31, 2022, the weighted average all-in interest rate was 5.46%, including stamping fees and spread, divided as follows:

	Repricing date	Interest Rate
Loans in the amount of CA$50,000,000	January 2023	3.67% - 4.71% plus 1.50% stamping fee
Loans in the amount of US$35,000,000	January 2023	4.42% - 5.80%, including spread of 1.50%
The Revolving Credit Agreement matures on August 11, 2025. The obligations under the Revolving Credit Agreement are secured by a first priority security interest, hypothec and lien on substantially all of Lion’s and certain of its subsidiaries’ movable property and assets (subject to certain exceptions and limitations). The Revolving Credit Agreement includes certain customary affirmative covenants, restrictions and negative covenants on Lion’s and its subsidiaries’ activities, subject to certain exceptions, baskets and thresholds. The Revolving Credit Agreement also provides for customary events of default, in each case, subject to customary grace periods, baskets and materiality thresholds. Finally, the Revolving Credit Agreement also requires Lion to maintain certain financial ratios and namely, an all times tangible net worth test and a springing fixed charge coverage ratio based on a minimum availability test which may, from time to time, impact the maximum amount available under the revolving credit facility. Further, in accordance with the June 2023 Amendment, the amount available under the revolving credit facility provided under the Revolving Credit Agreement is subject to an availability block of C$10,000,000 which, upon availability dropping below 30% and so long as no default then exist or would result therefrom, may become available and be drawn to fund an interest reserve account to be made subject to the control of the administrative agent and collateral agent under the Revolving Credit Agreement. Such interest reserve account amounts can be used to pay interest under the Non-Convertible Debentures if no default or event of default shall have occurred and be continuing or shall result therefrom.

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2023 and 2022
(Unaudited, In US dollars, except number of shares)

7- LONG-TERM DEBT AND OTHER DEBTS (CONTINUED)
7.2 Investissement Quebec secured loan related to Battery Manufacturing Plant and Innovation Center
On July 1, 2021, the Company entered into an interest-bearing secured loan agreement with Investissement Quebec (the “IQ Loan”) relating to the construction of the battery manufacturing plant and innovation center ("Lion Campus"). The IQ Loan provides for financing of up to CA$50,000,000. On July 19, 2023, in connection with the 2023 Debenture Financing (as defined in Note 15), the IQ Loan was amended (the "IQ Loan 2023 Amendment") to allow holders of the Non-Convertible Debentures to benefit from a second-priority hypothec on substantially all movable/personal property of the Company, subject to certain exceptions in regard to excluded assets, and a first-rank hypothec on each of the immovable/real rights related to the Company’s Innovation Center facility located in Mirabel, Quebec and battery factory equipment financed by Investissement Quebec.
As part of the IQ Loan 2023 Amendment, the potential forgiveness of up to 30% of the IQ Loan subject to certain criteria tied to the Company and to the operations of the facilities, including the creation and maintenance of workforce and certain minimum spending related to R&D activities was replaced with certain financial penalties of up to C$3,000,000 and/or C$15,000,000 for the Company, pro-rated based on the proportion of criteria achieved and the borrowing amount relative to the C$50,000,000 maximum.Funds will be provided to the Company by way of reimbursement of a predetermined percentage of qualified expenditures incurred by the Company, such that the ultimate amount to be received by the Company from Investissement Quebec is dependent upon qualified expenditures being made by the Company in connection with the Lion Campus. The Company will conduct work, incur expenses and fund all costs from its own capital resources, and then submit claims to Investissement Quebec for reimbursement of a predetermined percentage of eligible qualified expenditures up to C$50,000,000. Disbursement by Investissement Quebec is conditional upon, among other things, the Company's compliance with certain affirmative and negative covenants as set out in the IQ Loan, including covenants relating to Company's creation and maintenance of workforce, operations and R&D activities.
The IQ Loan bears interest at a fixed rate of 4.41%, and will be repayable over a ten-year term, beginning in June 2027. The IQ Loan contains certain affirmative and negative covenants, including covenants relating to the Company’s workforce, operations and research and development activities and to the location of its head office in the Province of Quebec, as well as certain financial covenants. Following the IQ Loan 2023 Amendment, and the purchase of the equipment used in the battery factory of the Company, the obligations under the IQ Loan will be secured by a second-priority hypothec on the Company's immovable (real) property rights related to the Innovation Center facility located on the Lion Campus and the equipment used in connection with the battery factory of the Company, and a hypothec on substantially all of the Company’s other movable property and assets (subject to certain exceptions and limitations as regard excluded assets) ranking after those securing the Revolving Credit Agreement, the Non-Convertible Debentures and the Finalta-CDPQ Loan Agreement.

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2023 and 2022
(Unaudited, In US dollars, except number of shares)

7 - LONG-TERM DEBT AND OTHER DEBTS (CONTINUED)
7.3 Strategic Innovation Fund of the Government of Canada unsecured loan related to Battery Manufacturing Plant and Innovation Center
On August 19, 2021, the Company entered into an unsecured non-interest bearing loan agreement with the Strategic Innovation Fund of the Government of Canada relating to the construction of the Lion Campus (the “SIF Loan”). The SIF Loan provides for financing of up to CA$49,950,000, of which up to 30% is expected to be forgiven subject to the satisfaction of certain criteria tied to the Company and to the operations of the facilities, including the creation and maintenance of workforce and certain minimum spending related to research and development activities. The SIF Loan is repayable over a 15-year term beginning in April 2026. The SIF Loan contains certain affirmative and negative covenants, including relating to the Company’s workforce, operations and research and development activities and to the location of its head office. As at June 30, 2023, the SIF Loan has a nominal value of $17,619,819 (December 31, 2022: $9,358,929) and is discounted at the rate of 4.03%. As at June 30, 2023, the difference between the proceeds received and the fair value of the debt of $7,109,671 (December 31, 2022: $3,226,695) was accounted as a government grant and recorded as a reduction of property, plant and equipment in the amount of $6,872,423 (December 31, 2022: $3,063,476) and intangible assets in the amount of $237,248 (December 31, 2022: $163,219).
7.4 Loans on research and development tax credits and subsidies receivable
Finalta-CDPQ Loan Agreement
On November 8, 2022, Lion entered into the Finalta-CDPQ Loan Agreement with Finalta, as lender and administrative agent, and Caisse de dépôt et placement du Québec (through one of its subsidiaries), as lender, to finance certain refundable tax credits and grants under government programs. The Finalta-CDPQ Loan Agreement provides for a loan facility of up to a principal amount of CA$30,000,000 and bears interest at the rate of 10.95% per annum.
The obligations thereunder are secured by a first priority security interest, hypothec and lien in certain tax credits and government grants and a subordinate security interest, hypothec and lien in substantially all other movable property and assets. The Finalta-CDPQ Loan Agreement matures on November 6, 2024. The Finalta-CDPQ Loan Agreement includes certain customary restrictions and negative covenants on Lion’s and its subsidiaries’ activities, subject to certain exceptions, baskets, and thresholds. The Finalta-CDPQ Loan Agreement also provides for customary events of default, in each case, subject to customary grace periods, baskets and materiality thresholds. Upon the occurrence and during the continuance of an event of default, the lenders would be entitled to demand the immediate repayment of all amounts owing to them under the Finalta-CDPQ Loan Agreement and/or the lenders may exercise their other rights, remedies and/or recourses. An aggregate amount of $22,233,751 (CA$30,000,000) was advanced under the Finalta-CDPQ Loan Agreement on November 8, 2022 upon entering into of the agreement and is outstanding as of the date hereof.
A portion of the advances made under the Finalta-CDPQ Loan Agreement was used to repay in full the Company’s previous credit facilities entered into with Finalta on May 6, 2021 (the "Previous Finalta Credit Facilities"). All previous hypothecs and other liens relating to the Previous Finalta Credit Facilities were discharged upon repayment thereof.

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2023 and 2022
(Unaudited, In US dollars, except number of shares)

7.5 Secured loans for the acquisition of rolling stock
As of June 30, 2023 and December 31, 2022, the Group had outstanding secured loans, maturing from December 2023 to August 2024, related to the financing of the acquisition of rolling stock in the amount of $23,075 (December 31, 2022: $34,802). The loans had interest rates varying from 2.35% to 4.25% and were secured by the asset financed having a net carrying value of $30,843 (December 31, 2022: $41,472).
7.6 Credit facility for the supplier payment program
On February 8, 2023, the Company entered into a revolving credit facility with National Bank of Canada (the "Credit Facility") to finance the Company's accounts payable related to good or services purchased in the normal course of its operations. The Credit Facility is insured by Export Development Canada ("EDC") and provides for financing of up to $5,000,000. Each term loan tranche has a period of minimum 30 days and a maximum of 120 days. Each advance expire at the later of the expiry date of the invoice payable or the date indicated as the expiry date on the term note and accepted by the National Bank of Canada and cannot be prepaid in whole or in part. The Credit Facility is subject to an annual review and may be cancelled by National Bank of Canada at any time. The Credit Facility bears interest at a floating rate by reference to the SOFR for a comparable period, plus the relevant credit adjustment spread of 1.5%.
As at June 30, 2023 and January 1, 2023, the credit facility for the supplier payment program was divided as follows:

	June 30, 2023	January 1, 2023
	$	$
Carrying amount
Presented in long-term debts and other debts of which suppliers has not received payments	—	—
Presented in long-term debts and other debts of which suppliers has received payments	5,000,000	—
Presented in long-term debts and other debts	5,000,000	—%

Range of payment due date
Liabilities that are part of the arrangements	118 - 120 days after invoice date	N/A
Comparable trade payables that are not part of the arrangements	Prepayment	N/A
For the three and six months ended June 30, 2023 and 2022, the Company was in compliance with all the covenants and financial ratios included in its long-term debt and other debts above.

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2023 and 2022
(Unaudited, In US dollars, except number of shares)

8 - SHARE WARRANT OBLIGATIONS
8.1 Warrants issued to a customer
On July 1, 2020, in connection with the entering into of a master purchase agreement and a work order (collectively, the “MPA”) with Amazon Logistics, Inc., the Company issued a warrant to purchase common shares of the Company (the “Warrant”) to Amazon.com NV Investment Holdings LLC (the “Warrantholder”) which vests, subject to the terms and conditions contained therein, based on the aggregate amount of spending by Amazon.com, Inc. and its affiliates on the Group's products or services.
At the election of the Warrantholder, any vested portion of the Warrant can be exercised either on a cash basis by the payment of the applicable exercise price or on a net issuance basis based on the in-the-money value of the Warrant. The exercise of the Warrant corresponds to $5.66 per share. The Warrant grants the Warrantholder the right to acquire up to 35,350,003 common shares of the Company.
There was an initial vesting of a portion of the Warrant which is exercisable for 5,302,511 common shares as at June 30, 2023 and December 31, 2022. The remaining portion of the Warrant vests in three tranches based on the aggregate amount of spending by Amazon.com, Inc. and its affiliates on Group products or services. The Warrant has a term of 8 years. Full vesting of the Warrant requires spending of at least $1.2 billion on Group products or services over the term of the Warrant, subject to accelerated vesting upon the occurrence of certain events, including a change of control of the Group or a termination of the MPA for cause.
The fair value of the Warrant was determined using the Black-Scholes option pricing model taking into account the following assumptions:

	June 30, 2023	December 31, 2022

Exercise price ($)	5.66	5.66
Share price ($)	1.85	2.24
Volatility (%)	47%	43%
Risk-free interest rate (%)	3.68%	3.38%
Expected warrant life (years)	5.00	5.50

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2023 and 2022
(Unaudited, In US dollars, except number of shares)

8 - SHARE WARRANT OBLIGATIONS (CONTINUED)
8.1 Warrants issued to a customer (continued)
The Group has recognized the following contract asset and share warrant obligation:

	June 30, 2023	December 31, 2022
	$	$
Contract asset
Beginning Balance	13,211,006	14,113,415
Foreign currency translation adjustment	303,335	(902,409)
Ending Balance	13,514,341	13,211,006

Share warrant obligation
Beginning Balance	2,172,269	30,871,444
Fair value adjustment	(648,632)	(28,281,579)
Foreign currency translation adjustment	28,540	(417,596)
Ending Balance	1,552,177	2,172,269
8.2 Warrants issued as part of the business combination transaction
Upon completion of the business combination transaction on May 6, 2021, each outstanding warrant to purchase shares of NGA’s common stock was converted into a warrant to acquire one common share of the Company at a price of $11.50 per share. A total of 27,111,741 NGA warrants were converted into 27,111,741 Business Combination Warrants, 15,972,672 of which are publicly traded and 11,139,069 of which are private. As at June 30, 2023, there were 27,111,323 Business Combination Warrants outstanding (December 31, 2022: 27,111,323) of which 15,972,364 are publicly traded (December 31, 2022: 15,972,364) and 11,138,959 are private (December 31, 2022: 11,138,959). Each Business Combination Warrant entitles the holder to acquire one common share at an exercise price of $11.50 per share until May 6, 2026, subject to adjustment in certain customary events. The public Business Combination Warrants may be redeemed by the Company, in whole at a price of $0.01 per public Business Combination Warrant, provided that the last reported sales price of the Company’s common shares equals or exceeds $18.00 per share for any 20 trading days within a 30 trading-day period commencing once the public Business Combination Warrants become exercisable and ending on the third trading day prior to the date on which the Company gives proper notice of such redemption.

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2023 and 2022
(Unaudited, In US dollars, except number of shares)

8 - SHARE WARRANT OBLIGATIONS (CONTINUED)
8.2 Warrants issued as part of the business combination transaction (continued)
The fair value of the public warrants was determined using their market trading price as follows:

	June 30, 2023	December 31, 2022
Warrant price ($)	0.19	0.45
Each private Business Combination Warrant may not be redeemed by the Company so long as they are held by Northern Genesis Sponsor LLC or any of its permitted transferees. Once transferred to any person that is not Northern Genesis Sponsor LLC or any of its permitted transferees, a private Business Combination Warrant becomes treated as a public Business Combination Warrant.
The fair value of the private warrants was determined using the Black-Scholes option pricing model taking into account the following assumptions:

	June 30, 2023	December 31, 2022

Exercise price ($)	11.50	11.50
Share price ($)	1.85	2.24
Volatility (%)	50%	50%
Risk-free interest rate (%)	4.27%	3.68%
Expected warrant life (years)	2.83	3.33
The expected volatility was determined by reference to historical data of comparable share prices over the expected life of the warrants.
The Group has recognized the following warrant obligations:

	Public warrants	Private warrants	Total
	$	$	$
Beginning balance at January 1, 2023	7,075,767	914,881	7,990,648
Fair value adjustment	(4,756,625)	(624,995)	(5,381,620)
Foreign currency translation adjustment	93,598	9,678	103,276
Balance at June 30, 2023	2,412,740	299,564	2,712,304

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2023 and 2022
(Unaudited, In US dollars, except number of shares)

8 - SHARE WARRANT OBLIGATIONS (CONTINUED)
8.2 Warrants issued as part of the business combination transaction (continued)

	Public warrants	Private warrants	Total
	$	$	$
Beginning balance at January 1, 2022	42,961,675	32,392,815	75,354,490
Fair value adjustment	(35,011,131)	(31,200,119)	(66,211,250)
Exercised	(348)	—	(348)
Foreign currency translation adjustment	(874,429)	(277,815)	(1,152,244)
Balance at December 31, 2022	7,075,767	914,881	7,990,648
8.3 Warrants issued as part of the December 2022 Offering
On December 16, 2022, the Company closed the "December 2022 Offering", pursuant to which the Company issued of 19,685,040 "2022 Warrants" (Note 9.2). On January 17, 2023, the Company announced the exercise and closing of the underwriters’ over-allotment option with respect to the offering of units closed in December 2022, pursuant to which the Company issued of 2,952,755 2022 Warrants. Each whole 2022 Warrant entitles the holder to purchase one common share for a price $2.80 per share for a period of five years ending on December 15, 2027, subject to adjustment in certain customary events.
The over-allotment option aggregate gross proceeds of $2,907,226 were allocated to the warrants, representing the fair value of the warrants on the day of issuance. Issuance fees of $247,586 were recognized in administrative expenses in the condensed interim consolidated statement of earnings (loss) and related to legal and other professional costs ($58,916) and net commissions paid to the agents ($188,670). As at June 30, 2023 and December 31, 2022, all warrants are outstanding.
The fair value of the warrant on the date of issuance was determined using the Black-Scholes option pricing model taking into account the following assumptions:

	January 17, 2023	December 16, 2022

Exercise price ($)	2.80	2.80
Share price ($)	2.49	2.54
Volatility (%)	45%	44%
Risk-free interest rate (%)	2.95%	3.07%
Expected warrant life (years)	5.00	5.00

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2023 and 2022
(Unaudited, In US dollars, except number of shares)

8 - SHARE WARRANT OBLIGATIONS (CONTINUED)
8.3 Warrants issued as part of the December 2022 Offering (continued)
The expected volatility was determined by reference to historical data of comparable share prices over the expected life of the warrants.
The fair value of the 2022 Warrants was determined using their market trading price as follows:

	June 30, 2023	December 31, 2022
Warrant price ($)	0.50	0.70
The Group has recognized the following warrant obligation:

	June 30, 2023	December 31, 2022
	$	$
Beginning balance	13,080,646	19,913,196
Additions	2,907,226	—
Fair value adjustment	(5,701,069)	(6,975,357)
Foreign currency translation adjustment	142,916	142,807
Ending balance	10,429,719	13,080,646
9 - SHARE CAPITAL
9.1 ATM Program
On June 17, 2022, the Company established an "at-the-market" equity program (the "ATM Program") that allowed the Company to issue and sell, from time to time through a syndicate of agents, newly issued common shares of the Company, for an aggregate offering amount of up to $125,000,000 (or the Canadian dollar equivalent).
During the three months ended June 30, 2023, the Company issued 2,213,939 common shares pursuant to the ATM Program (three months ended June 30, 2022: nil) at an average price of $1.96 per share for aggregate gross proceeds of $4,347,838, and for aggregate net proceeds of $3,662,305 after the deduction of equity issuance fees of $685,533. During the six months ended June 30, 2023, the Company issued 4,894,060 common shares pursuant to the ATM Program (six months ended June 30, 2022: nil) at an average price of $1.93 per share for aggregate gross proceeds of $9,430,894, and for aggregate net proceeds of $8,617,953 after the deduction of equity issuance fees of $812,941. Equity issuance fees for the six months ended June 30, 2023 were mainly related to net commissions paid ($141,463) to the agents under the ATM Program and legal fees ($671,478). Of the common shares issued during the three and six months ended June 30, 2023, the settlement of 1,287,272 common shares occurred after June 30, 2023, for which aggregate net proceeds of $2,378,915 is recorded in accounts receivable as at June 30, 2023. On July 19, 2023, the Company terminated its ATM Program which was set to expire in July 2024 (see Note 15).

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2023 and 2022
(Unaudited, In US dollars, except number of shares)

9 - SHARE CAPITAL (CONTINUED)
9.2 December 2022 Offering
On January 17, 2023, the Company closed the over-allotment option with respect to the December 2022 Offering in full, to purchase an additional 2,952,755 Units at a price of $2.54 per unit with respect to the December 2022 Units Offering. This resulted in aggregate gross proceeds to the Group of $7,499,998, and for aggregate net proceeds of $6,835,476 after the deduction of underwriting commission and offering costs of $664,522.
Each Unit consisted of one common share in the capital of the Company and one common share purchase warrant. The allocation of the proceeds between the warrants and the common shares at the issuance date was based on allocating the fair value of the warrants based on the Black-Scholes option pricing model (refer to Note 8.3), with the residual value allocated to the common shares.
Pursuant to the December 2022 Offering over-allotment, the Company issued 2,952,755 common shares of which gross proceeds of $4,592,772 were allocated to the shares, and for net proceeds of $4,175,836 after the deduction of equity issuance fees of $416,936. Equity issuance fees were mainly related to legal costs ($114,294) and net commissions paid to the agents ($302,642).
10 - SHARE-BASED COMPENSATION
Compensation expense related to the share-based compensation was recognized in the condensed interim consolidated statement of comprehensive earnings (loss) as follows:

	Three months ended		Six months ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
	$	$	$	$
Administrative expenses	1,614,268	2,524,026	2,654,134	5,346,600
Selling expenses	442,442	839,056	816,419	1,811,040
	2,056,710	3,363,082	3,470,553	7,157,640

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2023 and 2022
(Unaudited, In US dollars, except number of shares)

10 - SHARE-BASED COMPENSATION (CONTINUED)
10.1 Stock options
The following table summarizes the outstanding options as at June 30, 2023 and 2022 and changes during the six months then ended:

	June 30, 2023		June 30, 2022
	Number of stock options	Weighted average exercise price	Number of stock options	Weighted average exercise price
		CA$		CA$
Outstanding, beginning of year	9,547,185	2.11	9,072,149	1.82
Granted	1,543,793	2.75	558,697	6.94
Forfeited	(40,045)	9.85	—	—
Outstanding, end of period	11,050,933	2.17	9,630,846	2.12
Exercisable, end of period	8,096,755	1.49	6,738,387	1.23
The description of the Company's stock option plan is included in Note 16 of the fiscal 2022 consolidated financial statements.
10.2 Restricted share units
The following table summarizes the outstanding restricted share units as at June 30, 2023 and 2022 and changes during the six months then ended:

	June 30, 2023		June 30, 2022
	Number of restricted share units	Weighted average exercise price	Number of restricted share units	Weighted average exercise price
		CA$		CA$
Outstanding, beginning of year	297,658	8.35	36,247	18.59
Granted	811,458	2.75	276,584	6.93
Forfeited	(22,499)	9.25	—	—
Outstanding, end of period	1,086,617	4.15	312,831	8.28
Vested, end of period	—	—	—	—

The description of the Company's restricted share unit plan is included in Note 16 of the fiscal 2022 consolidated financial statements.

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2023 and 2022
(Unaudited, In US dollars, except number of shares)

10 - SHARE-BASED COMPENSATION (CONTINUED)
10.3 Deferred share units
The following table summarizes the outstanding deferred share units as at June 30, 2023 and 2022 and changes during the six months then ended:

	June 30, 2023		June 30, 2022
	Number of deferred share units	Weighted average exercise price	Number of deferred share units	Weighted average exercise price
		CA$		CA$
Outstanding, beginning of year	301,091	4.23	18,755	14.07
Granted	224,342	2.85	62,181	6.92
Settled	—	—	(2,026)	14.07
Outstanding, end of period	525,433	3.64	78,910	14.07
Vested, end of period	525,433	3.64	78,910	8.71

The description of the Company's deferred share unit plan is included in Note 16 of the fiscal 2022 consolidated financial statements.

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2023 and 2022
(Unaudited, In US dollars, except number of shares)

11 - FINANCE COSTS (INCOME)
Finance costs for the reporting periods consist of the following:

	Three months ended		Six months ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
	$	$	$	$
Interest on long-term debt and other debts(a)	1,207,381	529,337	2,254,029	882,047
Interest on lease liabilities(a)	702,423	767,975	738,848	1,540,062
Accretion and revaluation expense on balance of purchase price payable related to the acquisition of the dealership rights	—	26,514	—	82,850
Gain on derecognition of the balance of purchase price payable related to the acquisition of the dealership rights (b)	—	(2,130,583)	—	(2,130,583)
Financing costs	327,914	—	763,126	—
Other	(236,634)	(25,202)	(334,565)	(27,927)
	2,001,084	(831,959)	3,421,438	346,449

a.Net of capitalized borrowing costs of $1,428,975 for the three months ended June 30, 2023, $1,003,249 included in interest on long-term debt and other debts and $425,726 in interest on lease liability, respectively (three months ended June 30, 2022: nil). The weighted average interest rate used to capitalize the borrowing costs is 6.80% in 2023.
Net of capitalized borrowing costs of $3,147,686 for the six months ended June 30, 2023, $1,759,482 included in interest on long-term debt and other debts and $1,388,204 in interest on lease liability, respectively (six months ended June 30, 2022: nil). The weighted average interest rate used to capitalize the borrowing costs is 6.67% in 2023.
b.On May 7, 2022, the agreement with a private company relating to the previous acquisition of dealership rights in certain territories in the United States matured and the related financial liability was derecognized. The carrying amount of $2,130,583 was recognized as a gain under finance costs (income) in the condensed interim consolidated statements of earnings (loss) and comprehensive earnings (loss).

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2023 and 2022
(Unaudited, In US dollars, except number of shares)

12 - EARNINGS PER SHARE

	Three months ended		Six months ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
	$	$
Net earnings (loss)	(11,787,585)	37,510,822	(27,371,031)	39,613,259
Basic weighted average number of common shares outstanding	224,068,437	190,002,774	222,432,139	190,002,743
Basic earnings (loss) per share	(0.05)	0.20	(0.12)	0.21

Basic weighted average number of common shares outstanding	224,068,437	190,002,774	222,432,139	190,002,743
Plus dilutive impact of stock options, RSUs, DSUs, and warrants	—	6,663,769	—	7,796,393
Diluted weighted average number of common shares outstanding	224,068,437	196,666,543	222,432,139	197,799,136
Diluted earnings (loss) per share	(0.05)	0.19	(0.12)	0.20
Excluded from the above calculations for the periods ended June 30, 2023 and 2022 are all outstanding stock options, share warrant obligations, RSUs, and DSUs, which are deemed to be anti-dilutive.

13 - SUPPLEMENTAL CASH FLOW DISCLOSURE
The depreciation and amortization is detailed as follows:

	Three months ended		Six months ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
	$	$	$	$
Depreciation – property, plant and equipment	2,001,688	1,261,869	3,992,364	2,023,923
Depreciation – right-of-use assets	1,734,020	856,859	3,285,854	1,713,338
Amortization – intangible assets	1,825,651	620,444	3,196,798	985,165
	5,561,359	2,739,172	10,475,016	4,722,426
See Note 4 for additional information related to the depreciation of right-of-use assets.

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2023 and 2022
(Unaudited, In US dollars, except number of shares)

13 - SUPPLEMENTAL CASH FLOW DISCLOSURE (CONTINUED)
The net change in non-cash working capital is detailed as follows:

	Three months ended		Six months ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
	$	$	$	$
Inventories	(30,623,348)	(11,227,342)	(38,210,464)	(37,982,858)
Accounts receivable	7,443,389	5,395,827	(17,952,562)	5,719,667
Prepaid expenses	537,926	(1,411,481)	(168,105)	(1,193,287)
Trade and other payables (1) (2)	29,696,755	4,673,997	40,169,468	10,141,807
	7,054,722	(2,568,999)	(16,161,663)	(23,314,671)
(1)For the three months ended June 30, 2023, the net change in trade and other payables excludes trade and other payables as at June 30, 2023 related to the following non-cash working capital items: $630,775 related to the additions of intangible assets and $13,541,507 related to the acquisition of property, plant and equipment and includes trade and other payables as at March 31, 2023 related to the additions of intangible assets of $665,590 and related to the acquisition of property, plant and equipment of $11,966,566.
For the six months ended June 30, 2023 the net change in trade and other payables excludes trade and other payables as at June 30, 2023 related to the following non-cash working capital items: $630,775 related to the additions of intangible assets and $13,541,507 related to the acquisition of property, plant and equipment and trade and other payables as at December 31, 2022 related to the additions of intangible assets of $4,757,926 and related to the acquisition of property, plant and equipment of $16,229,912.
For the three months ended June 30, 2022, the net change in trade and other payables excludes trade and other payables as at June 30, 2022 related to the following non-cash working capital items: $1,420,738 related to the acquisition of intangible assets and $19,205,285 related to the acquisition of property, plant and equipment as at June 30, 2022, and includes trade and other payables as at March 31, 2022 related to the acquisition of intangible assets of $761,293 and related to the acquisition of property, plant and equipment of $7,922,816.
For the six months ended June 30, 2022, the net change in trade and other payables excludes trade and other payables as at June 30, 2022 related to the following non-cash working capital items: $1,420,738 related to the acquisition of intangible assets and $19,205,285 related to the acquisition of property, plant and equipment as at June 30, 2022, and includes trade and other payables as at December 31, 2021 related to the acquisition of intangible assets of $554,310 and related to the acquisition of property, plant and equipment of $8,797,575.

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2023 and 2022
(Unaudited, In US dollars, except number of shares)

13 - SUPPLEMENTAL CASH FLOW DISCLOSURE (CONTINUED)

(2)     Included in the net change in non-cash trade and other payable, the net change in non-cash deferred revenue and other deferred liabilities is detailed as follow:

	Three months ended		Six months ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
	$	$	$	$
Net change in non-cash deferred revenue related to the EPA Program (Note 6.1)	20,475,469	—	20,475,469	—
Net change in non-cash other deferred liabilities related to the IQ Agreement (Note 6.2)	3,896,990	—	3,896,990	—
Net change in non-cash deferred revenue and other deferred liabilities related customer down payments and other	311,038	(105,869)	391,791	6,220
Deferred revenue and other deferred liabilities	24,683,497	(105,869)	24,764,250	6,220
14 - ENTITY-WIDE DISCLOSURES
The Group has one reportable operating segment, the manufacturing and sales of electric vehicles in Canada and in the United States.
The Group's revenue from external customers is divided into the following geographical areas:

	Three months ended		Six months ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Revenue from external customers	$	$	$	$
Canada	45,969,065	24,549,083	98,406,034	45,575,957
United States	12,046,778	4,971,933	14,313,214	6,591,852
	58,015,843	29,521,016	112,719,248	52,167,809
During the three months ended June 30, 2023, there were no significant customers (three months ended June 30, 2022: 41.4% of the Group's revenue depended on one customer). During the six months ended June 30, 2023, there were no significant customers (six months ended June 30, 2022: 41.1% of the Group's revenue depended on one customer).

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2023 and 2022
(Unaudited, In US dollars, except number of shares)

14 - ENTITY-WIDE DISCLOSURES (CONTINUED)
The Group’s non-current assets are allocated to geographic areas as follows:

	June 30, 2023
	Canada	United States	Total
	$	$	$
Other non-current assets	782,197	287,648	1,069,845
Property, plant and equipment	84,928,648	91,253,581	176,182,229
Right-of-use assets	33,873,697	47,901,966	81,775,663
Intangible assets	175,516,114	8,258,766	183,774,880
Contract asset	13,514,341	—	13,514,341
	308,614,997	147,701,961	456,316,958

	December 31, 2022
	Canada	United States	Total
	$	$	$
Other non-current assets	708,440	364,786	1,073,226
Property, plant and equipment	81,602,840	79,153,488	160,756,328
Right-of-use assets	10,836,851	49,671,503	60,508,354
Intangible assets	144,213,010	7,151,013	151,364,023
Contract asset	13,211,006	—	13,211,006
	250,572,147	136,340,790	386,912,937

Geographical areas are determined according to where the sales take place and according to the location of the long-term assets.

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2023 and 2022
(Unaudited, In US dollars, except number of shares)

15 - SUBSEQUENT EVENTS
On July 19, 2023, the Company closed concurrent financing transactions for aggregate gross proceeds to the Company of $142,238,510 (the “2023 Debenture Financing”). The 2023 Debenture Financing consists of (i) the issuance by way of private placement of 13% senior unsecured convertible debentures for aggregate gross proceeds to the Company of $74,005,000 (the “Convertible Debentures”) to a group of subscribers comprised of Investissement Québec (IQ), Fonds de solidarité des travailleurs du Québec (F.T.Q.) and Fondaction, le Fonds de développement de la Confédération des syndicats nationaux pour la coopération et l'emploi, (ii) the issuance by way of private placement of 11% senior secured non-convertible debentures for aggregate gross proceeds to the Company of $68,233,510 (C$90,000,000) (the “Non-Convertible Debentures”) to a group of subscribers led by Mach Group and the Mirella & Lino Saputo Foundation, and (iii) the issuance by way of private placement to the holders of Non-Convertible Debentures of a number of common share purchase warrants entitling them to purchase a total of 22,500,000 common shares in the capital of the Company at an exercise price of C$2.81 per share for the period described below.
In connection with the 2023 Debenture Financing, the Company issued to holders of Non-Convertible Debentures common share purchase warrants entitling them to purchase, at any time after six months following the issuance thereof until the date that is five years following the issuance thereof, 22,500,000 Common Shares in the aggregate at an exercise price of C$2.81 per common share.
The Non-Convertible Debentures constitute senior secured obligations of the Company and will be secured by a hypothec on substantially all of the Company’s and certain of its subsidiaries’ movable personal property as well as on the immovable/real rights related to the Company’s innovation center facility located in Mirabel, Québec.
The Company has not yet assessed the impact of the above transactions on its condensed interim consolidated financial statements.
Concurrent with closing of the 2023 Debenture Financing, the Company amended the Revolving Credit Agreement to, among other things, permit the incurrence of the 2023 Debenture Financing and extend the maturity of the Revolver Credit Agreement by one year to August 11, 2025. In addition, in connection with the closing of the 2023 Debenture Financing, the Company terminated its at-the-market equity program which was set to expire in July 2024 and will therefore no longer make any sales thereunder.
On July 20, 2023, the Company repaid $50,184,876 (CA$20,000,000 and US$35,000,000) under the Revolving Credit Agreement.